GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(OTC: GRINY.PK)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES INTENT TO SELL ASSETS OF IPI SUBSIDIARY

Hong Kong - September 9, 2008. Grand Toys International Limited (OTC: GRINY.PK) (the “Company”) today announced the signing of a term sheet to sell all of the assets of its indirect wholly owned subsidiary, International Playthings, Inc. ("IPI"). IPI consists of the Company's sales and distribution business in the United States.

The intended purchaser is an affiliate of Epoch Co., Ltd, a leading toy company in Japan.

The existing management of IPI is expected to continue in place following the sale.

The transaction will be subject to the negotiation of satisfactory definitive documentation and the fulfillment of customary conditions precedent to payment.

About Grand Toys International Limited:
Information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.